ADIENT LIMITED

833 East Michigan Street, Suite 1100
Milwaukee, Wisconsin 53202

September 28, 2016

VIA EDGAR

Anne Nguyen Parker
Assistant Director, Office of Transportation and Leisure
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Adient Limited
Registration Statement on Form 10
File No. 001-37757

Dear Ms. Parker:

Reference is made to the Registration Statement on Form 10 (File No. 001-37757) (as amended to date, the “Registration Statement”), filed by Adient Limited (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Johnson Controls International plc (“Johnson Controls”) has set October 19, 2016 as the record date for the distribution of the Company’s ordinary shares, which is scheduled to occur on October 31, 2016.  Johnson Controls and the Company would like to make the information statement filed as an exhibit to the Registration Statement available to Johnson Controls shareholders as soon as practicable, pursuant to the Commission’s Notice and Access procedures.  Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 5 p.m., Eastern time, on September 29, 2016, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with this request, the Company hereby acknowledges that:

•                  should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Andrew R. Brownstein or David K. Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1233 or (212) 403-1394.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Brownstein or Mr. Lam and that such effectiveness also be confirmed in writing.

Very truly yours,

ADIENT LIMITED

By:	/s/ Cathleen A. Ebacher
Name:	Cathleen A. Ebacher
Title:	Vice President, General Counsel and Secretary

cc:                                Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz

David K. Lam, Wachtell, Lipton, Rosen & Katz